Via Facsimile and U.S. Mail
Mail Stop 4720

August 11, 2009

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koeniginstrasse 28,
80802 Munich
Federal Republic of Germany

Re: **Allianz SE**
        Form 20-F for the Year Ended December 31, 2008
        Filed on April 1, 2009
        File No. 001-15154

Dear Dr. Perlet:

        We have reviewed your June 18, 2009 response to our May 1, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. Where a comment requests you
to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the annual or quarterly filing, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements

Consolidated Income Statements, page F-2

1.   We acknowledge your response to our previous comment seven and agree with
        your contention that the examples provided in paragraph IG 4 of IAS 1 (rev.
        2006) may not provide the only acceptable forms of presentation. However, it is
        unclear how your current income statement presentation complies with the
        requirement of paragraph 81(f) of IAS 1 to present the measure of "profit or loss."
        As you acknowledge in your response, your presented measure "net income
        (loss)" excludes "minority interests in earnings" under paragraph 82(a) of IAS 1
        and therefore represents the "profit or loss attributable to equity holders of the
        parent" indicated in paragraph 82(b) of IAS 1. As the minority interests in
        earnings and the net income (loss) attributable to your equity holders are by

definition in paragraph 82 of IAS 1 allocated components of the profit or loss measure required by paragraph 81(f) of IAS 1, we do not understand how your presentation complies with IFRS. For clarity sake, it appears to us that your loss measure under paragraph 81(f) of IAS 1 for 2008 should be €2,225 million, comprised of a loss attributable to your equity holders of €2,444 million offset by income attributable to minority interests of €219 million. We do not see a loss measure of €2,225 million on the face of your income statement. Please demonstrate to us how your current income statement presentation presents a single measure of profit or loss for your consolidated group as required by paragraph 81(f) of IAS 1 and allocates this profit or loss to your equity holders and to minority interests.

Notes to Consolidated Financial Statements

4. Assets and Liabilities of Disposal Group Classified as Held-For-Sale and Discontinued Operations, page F-38

2.   In your response to our previous comment 8b, you indicate "that a separate major line of business does not necessarily have to be a separate reportable segment nor do the activities in a segment have to be disposed of entirely" in order to qualify for discontinued operations treatment under paragraph 32 of IFRS 5. Please elaborate on this statement and reference for us the authoritative literature you rely upon to support your position.

3.   In your response to our previous comment 8h, you indicate your belief that the Commerzbank share price as of December 31, 2008 did not reflect all information about the value of the consideration that you ultimately received when the transaction closed on January 12, 2009 and that it is more appropriate to reflect the change in value of Commerzbank securities through January 12, 2009 in your 2008 financial statements. In support of your view, you indicate that the value at December 31, 2008 does not take into consideration your January 9, 2009 agreement with Commerzbank and SoFFin to strengthen Commerzbank's core capital ratio. Given that there was an apparent €340 million decline in the value of Commerzbank securities to be received from December 31, 2008 to January 12, 2009, please explain to us how your accounting treatment complies with IFRS. In your response, please specifically address the provisions of paragraphs 10 and 11 of IAS 10 given that it appears that a material transaction with Commerzbank and SoFFin arose after the reporting period.

4.   We acknowledge your response to our previous comment 8j. Please revise your disclosures to indicate the credit quality, current payment status and types of instruments underlying these CDOs consistent with your response.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant